EXHIBIT 99.3
Additional Information

At a glance - Indian GAAP (Non-consolidated financials)
in Rs. crore, except per share data

	Quarter ended		Nine months ended		Year ended
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31,2005	March 31, 2006
For the period
Income	3,454	2,398	9,594	6,535	9,028
Operating profit (PBIDTA)	1,149	833	3,077	2,184	2,989
Operating profit/ total income (%)	33.27%	34.74%	32.07%	33.42%	33.11%
Profit after tax (PAT) and before exceptional item	958	642	2,653	1,757	2,421
PAT and before exceptional item/ total income (%)	27.74%	26.77%	27.65%	26.89%	26.82%
Profit after tax (PAT) and exceptional item	958	642	2,659	1,757	2,421
PAT and exceptional item/ total income (%)	27.74%	26.77%	27.72%	26.89%	26.82%
Earnings per share (par value Rs. 5/- each)*
Before exceptional items
Basic	17.20	11.72	47.82	32.27	44.34
Diluted	16.82	11.39	46.70	31.35	43.10
After exceptional items
Basic	17.20	11.72	47.93	32.27	44.34
Diluted	16.82	11.39	46.81	31.35	43.10
Capital Expenditure	327	244	818	783	1,048
Dividend per share * (1)	-	-	5.00	3.25	22.50
Dividend amount	-	-	278	177	1,238
At the end of the period
Total assets			9,642	7,250	6,897
Fixed assets - net			2,616	2,004	2,133
Cash and cash equivalents (including liquid mutual funds)			4,461	4,122	4,463
Net current assets			4,162	2,891	3,832
Debt			-	-	-
Net worth			9,642	7,250	6,897
Equity			279	137	138
Market capitalization			125,058	82,271	82,154

Note:
* Adjusted for issue of 1:1 bonus shares allotted on July 15, 2006.
Market capitalization is calculated by considering the share price at National Stock Exchange of India Limited on the shares outstanding at the period / year end.
(1) Dividend for the year ended March 31, 2006 includes a silver Jubilee special dividend of Rs.15 per share

Ratio analysis as per Indian GAAP (Non-consolidated)

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2006	2005	2006	2005	2006
Ratios-Financial Performance
Software development expenses / total revenue (%)	54.66	53.21	55.23	53.67	54.13
Gross profit / total revenue (%)	45.34	46.79	44.77	46.33	45.87
Selling and marketing expenses / total revenue (%)	5.27	5.38	5.52	5.70	5.53
General and administration expenses / total revenue (%)	6.80	6.67	7.18	7.19	7.23
SG&A expenses / total revenue (%)	12.07	12.05	12.70	12.89	12.76
Aggregate employee costs / total revenue (%)	47.22	47.54	48.02	46.79	47.29
Operating profit / total revenue (%)	33.27	34.74	32.07	33.44	33.12
Depreciation and amortization / total revenue (%)	3.73	4.55	3.50	4.19	4.53
Operating profit after depreciation and Interest / total revenue (%)	29.53	30.19	28.57	29.25	28.58
Other income / total revenue (%)	1.74	(0.08)	2.66	1.12	1.59
Profit before tax and exceptional items / total revenue (%)	31.27	30.11	31.20	30.35	30.17
Tax / total revenue (%)	3.53	3.34	3.54	3.46	3.36
Tax / PBT (%)	11.30	11.08	11.36	11.39	11.12
PAT before exceptional items / total revenue (%)	27.74	26.77	27.65	26.89	26.82
Ratios - Balance sheet
Debt-equity ratio			-	-	-
Day's sales outstanding ( Days) (LTM)			63	57	61
Current ratio			4.06	3.00	3.04
Cash and cash equivalents / total assets (%)*			46.27	56.86	64.71
Cash and cash equivalents / total revenue (%) (LTM)*			36.91	48.87	49.44
Capital expenditure / total revenue (%) (LTM)			8.96	11.97	11.61
Depreciation and amortization / average gross block (%) (LTM)			14.52	14.91	16.30
Technology investment / total revenue (%) (LTM)			4.73	4.72	3.69
Ratios - Return
PAT before exceptional items / average net worth (%) (LTM)			39.30	37.88	39.89
ROCE (PBIT/Average capital employed) (%) (LTM)			44.21	43.12	44.89
Return on average invested capital (%)(LTM)*			77.40	86.03	93.96
Capital output ratio (LTM)			1.43	1.41	1.49
Invested capital output ratio (LTM)*			2.91	3.28	3.74
Ratios - Growth (%)
Total revenue	44	33	47	32	32
Operating profit	38	36	41	31	29
Net Profit (before exceptional items)	49	29	51	31	30
Basic EPS (before exceptional items)	47	27	48	29	28
Data - Per-share (period end)
Basic EPS (before exceptional items) (Rs.)	17.20	11.72	47.82	32.27	44.33
Basic EPS (after exceptional items) (Rs.)	17.20	11.72	47.93	32.27	44.33
Basic cash EPS ( before exceptional items) (Rs.)	19.51	13.72	53.87	37.30	51.84
Basic cash EPS (after exceptional items) (Rs.)	19.51	13.72	53.98	37.30	51.84
Book value (Rs.)	172.84	133.13	172.84	133.13	125.15
Price / earning ( LTM) **	37.65	35.93	37.50	35.93	33.62
Price / cash earnings ( LTM) **	32.97	30.93	32.85	30.93	28.76
Price / book value **	12.97	11.26	12.97	11.26	11.91
PE / EPS growth **	0.81	1.31	0.78	1.26	1.20
Dividend per share (Rs.) ***	NA	NA	5	3.25	7.50
* Investments in Liquid funds have been considered as Cash & Cash equivalents for the purpose of above ratio analysis
** Before exceptional items
*** Excludes silver jubilee dividend of Rs 15 per share for fiscal 2006.
Ratios above are adjusted for issue of 1:1 bonus shares allotted on July 15, 2006.
LTM : Last Twelve Months

At a glance - US GAAP
(Dollars in millions except per share data)

	Three months ended December 31,		Nine months ended December 31,		Year ended March 31
	2005	2006	2005	2006	2006
For the period
Revenues	$559	$821	$1,559	$2,227	$2,152
Operating income	$164	$234	$443	$615	$599
Operating income/revenues (%)	29.3%	28.5%	28.4%	27.6%	27.8%
Net income	$143	$218	$403	$591	$555
Net income/ revenues (%)	25.6%	26.6%	25.8%	26.5%	25.8%
Basic earnings per equity share ($) (1)	$0.26	$0.39	$0.74	$1.07	$1.02
Cash dividend per equity share ($) (1), (2)	$0.07	$0.11	$0.15	$0.53	$0.15
Capital expenditure	$57	$77	$184	$191	$246
At the end of the period
Total assets			$1,862	$2,517	$2,066
Property, plant and equipment- net			$457	$609	$491
Cash and cash equivalents			$477	$589	$889
Investment in liquid mutual fund units			$492	$498	$170
Working capital			$1,150	$1,432	$1,300
Stockholders' equity			$1,639	$2,221	$1,837
Common stock (1)			$31	$62	$31
Market capitalization (3)			$18,303	$28,352	$18,470

Note :
  Basic earnings per equity share, cash dividend per equity share and common stock for December 2006 are adjusted for stock split.
  Cash dividend for the nine months ended December 31, 2006 includes a silver jubilee special dividend of $0.33 per equity share paid in June 2006.
  Market capitalization is calculated by considering the share price at National Stock Exchange of India Limited on the shares outstanding at the period / year end.

Shareholder information

1.	Registered office Electronics City, Hosur Road, Bangalore 560 100, India Tel.: +91-80-2852-0261, Fax: +91-80-2852-0362 Homepage: www.infosys.com
2.	Listing on stock exchanges In India : The Bombay Stock Exchange Limited (BSE), and National Stock Exchange of India Ltd. (NSE) Outside India : NASDAQ Global Select Market in the US.
3.	Par value of equity shares Rs. 5/- each fully paid-up
4.	Registrar and share transfer agent Share transfers in physical form and other communication regarding share certificate, dividends, change of address, etc. may be addressed to :
Karvy Computershare Private Limited,
Registrars and Share Transfer Agents;
Plot No.17 to 24, Near Image Hospital,
Vittalrao Nagar, Madhapur, Hyderabad-500 081
Tel.: +91-40-23431595, Fax: +91-40-23420814

5.	Stock market data relating to shares listed in India
a. The company's market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex, S&P CNX NIFTY Index and NASDAQ 100 Index.
	b. Monthly high and low quotations as well as the volume of shares traded at BSE and NSE for the quarter ended December 31, 2006 are:

		BSE			NSE			Total
		High	Low	Volume	High	Low	Volume	Volume
		Rs.	Rs.	Nos	Rs.	Rs.	Nos	Nos
	Oct, 2006	2,124.05	1,803.20	67,12,809	2,127.70	1,799.95	2,96,56,318	3,63,69,127
	Nov	2,253.10	2,070.55	51,80,127	2,256.50	2,070.00	2,71,39,802	3,23,19,929
	Dec	2,253.30	2,150.50	42,35,538	2,252.65	2,149.65	2,45,53,566	2,87,89,104
	For the period	2,253.30	1,803.20	1,61,28,474	2,256.50	1,799.95	8,13,49,686	9,74,78,160
Volume traded to shares outstanding (%) *
Quarter ended December 31, 2006	3.58%	18.07%	21.66%
Quarter ended December 31, 2005	7.21%	24.91%	32.12%
The number of shares outstanding considered for this calculations is 44,99,60,460, which excludes American Depositary Shares (ADSs).

6.	Share transfer system
Shares sent for physical transfer are effected after giving a notice of 15 days to the seller for sale confirmation. The share transfer committee of the company meets as often as required.
The total number of shares transferred in physical form during the quarter ended December 31, 2006 was 2,220 (quarter ended December 31, 2005 - 100).

7.	Investor services - Complaints Received
Quarter ended
	Nature of complaints	December 31, 2006		December 31, 2005
		Received	Attended to	Received	Attended to
	Dividend Related	264	264	229	229

The company has attended to most of the investors' grievances/correspondences within a period of 10 days from the date of receipt of the same, during the quarter ended December 31, 2006 except in cases that are constrained by disputes or legal impediments.

8.	Legal Proceedings There are some pending cases relating to disputes over title to shares, in which the company has been made a party. However, these cases are not material in nature.

9.	Categories of shareholders as on December 31, 2006
	Category	No. of shareholders	Voting strength (%)	No. of shares held
	PROMOTER HOLDING
	Indian promoters	19	16.94	9,44,83,178
	NON PROMOTER HOLDING
	Institutional investors
	Mutual funds	229	3.47	1,93,48,928
	Banks, financial institutions and insurance companies	54	2.90	1,61,61,679
	Foreign institutional investors	626	33.89	18,90,74,617
	Others
	Private corporate bodies	4,010	1.98	1,10,69,653
	Indian public	3,94,038	17.72	9,88,85,658
	Non resident Indians/ overseas corporate bodies	5,752	3.24	1,80,19,398
	Trusts	50	0.51	28,71,991
	Foreign Nationals	7	0.01	45,358
	SubTotal	4,04,785	80.66	44,99,60,460
	Equity shares underlying American Depository Shares*	1	19.34	10,78,88,008
	Total	4,04,786	100.00	55,78,48,468
	* Held by beneficial owners outside India.

10.	Financial calendar (tentative and subject to change)
Financial results Quarter and Year ending March 31, 2007 Apr 13, 2007 Annual General Meeting for year ending March 31, 2007 Jun 2007

11.	Investors' correspondence
For queries relating to financial statements:
Mr. V. Balakrishnan,
Chief Financial Officer;
Infosys Technologies Limited
Electronics City , Hosur Road,
Bagnalore-560 100, India,
Tel.: +91-80-2852-0440.
Fax: +91-80-2852-0754
E-mail: balakv@infosys.com

For investor correspondence:
Mr. Sandeep Mahindroo,
Manager-Investor Relations ;
Infosys Technologies Limited,
66-7, Kaiser Drive Fremont , CA 94555
Tel.: 001-510-739-3407 ,
Fax: 001-510-742 3090
E-mail: sandeep_mahindroo@infosys.com

For queries relating to shares/dividends:
Mr. Parvatheesam K,
Company Secretary;
Infosys Technologies Limited,
Electronics City , Hosur Road, Bangalore 561 100, India.
Tel.: +91-80-2852-0261,
Fax: +91-80-2852-0754
E-mail: parvatheesam_k@infosys.com.

12.	Stock exchange codes
	Reuters Code	Telerate/Moneyline code	Bloomberg code
	INFY.BO (BSE)	IN;INF (BSE)	INFO IN (BSE)
	INFY.NS (NSE)	IN;INFN (NSE)	NINFO IN (NSE)
	INFY.O (NASDAQ)	US;INFY (NASDAQ)

13. Stock market data relating to American Depositary Shares (ADSs)
a. b. c. d.

ADS listed at : NASDAQ National Market in the US
Ratio of ADS to equity shares: One ADS for one equity share
ADS symbol : INFY
The American Depositary Shares issued under the ADS program of the company were listed on the NASDAQ National Market in the US on March 11, 1999. The monthly high and low quotations as well as the volume of ADSs traded at the NASDAQ National Market for the quarter ended December 31, 2006 are:

	High*		Low*		Volume
	$	Rs.	$	Rs.
Oct 2006	52.22	2,344.68	47.28	2,122.87	2,98,38,591
Nov	56.50	2,519.33	50.85	2,267.40	3,65,21,691
Dec	55.20	2,434.87	52.68	2,323.71	3,13,50,978
For the period	56.50	2,519.33	47.28	2,122.87	9,77,11,260
Note: 1 ADS = 1 equity share. US$ has been converted into Indian rupees at the monthly closing rates. The number of ADSs outstanding as on December 31, 2006 was 10,78,88,008. The percentage of volume traded to the total float (adjusted for the increased float due to Sponsored Secondary ADS Offering) was 111%.

14.	ECS mandate
The company has received complaints regarding non-receipt of dividend warrants. All shareholders are requested to update their bank account details with their respective depositories. This would enable the company to service its investors better.

15.	Change of address
The company has received complaints regarding non-receipt of dividend warrants and other corporate communications. All shareholders are requested to update their current address with their respective depositories immediately. This would enable the company to service its investors better.

Infosys Technologies Limited

United States

New York
630, Fifth Avenue
Rockefeller center
Suite 1600 , New York
NY 10111
Tel. : 1 646 254 3100
Fax : 1 646 254 3101

Atlanta
400 Galleria Parkway
Suite 1490 , Atlanta
GA 30339
Tel. : 1 770 980 7955
Fax : 1 770 980 7956

Bellevue
205 108th Avenue NE
Suite 550 , Bellevue
WA 98004
Tel. : 1 425 452 5300
Fax : 1 425 452 8440

Bridge Water
400 Crossing Boulevard
Suite 101
Bridge Water, NJ 08807
Tel. : 1 908 450 8200
Fax : 1 908 450 8201

Charlotte
900 West Trade Street
Suite 750
Charlotte , NC 28202
Tel. : 1 704 264 1535
Fax : 1 704 264 1600

Detroit
Suite 2850,
3000 Town Center
Southfield , MI 48075
Tel. : 1 248 208 3317
Fax : 1 248 208 3315

Fremont
6607 Kaiser Drive
Fremont , CA 94555
Tel. : 1 510 742 3000
Fax : 1 510 742 3090

Lake Forest
One Spectrum Pointe
Suite 350
Lake Forest , CA 92630
Tel. : 1 949 206 8400
Fax : 1 949 206 8499

Lisle
2300 Cabot Drive
Suite 250 , Lisle, IL 60532
Tel. : 1 630 482 5000
Fax : 1 630 505 9144

Phoenix
10851 N Black Canyon Fwy
Suite 830 Phoenix, AZ 85029
Tel. : 1 602 944 4855
Fax : 1 602 944 4879

Plano
6100, Tennyson Parkway
Suite 200 , Plano, TX 75024
Tel. : 1 469 229 9400
Fax : 1 469 229 9598

Quincy
Two Adams Place
Quincy , MA 02169
Tel. : 1 781 356 3100
Fax : 1 781 356 3150

Reston
12021 Sunset Hills Road
Suite 340 , Reston, VA 20190
Tel. : 1 703 481 3880
Fax : 1 703 481 3889

Belgium
Park Atrium-Regus
11, Rue des Colonies/Kolonienstraat
B-1000 Brussels
Belgium
Tel. : 1 32 2 517 62 30
Fax : 1 32 2 517 67 00

Canada
5140 Yonge Street
Suite 1400 Toronto
Ontario M2N 6L7
Tel. : 1 416 224 7400
Fax : 1 416 224 7449

Czech Republic
Zitna Street 1578/52
120 00 Prague 2
Czech Republic
Tel. : 420 222 874 100
Fax : 420 222 874 110

Denmark
Regus Copenhagen, Regus House,
Larsbjoernsstraede 3,
1454 Copenhagen K, Denmark
Phone : + 45 (0) 33 3225 25
Fax : + 45 (0) 33 3243 70

Finland
Regus Mannerheimintie 12 B,
FIN-00100,
Helsinki , Finland
Phone : + 358 (0) 9 2516 600
Fax : + 358 (0) 9 2516 6100

France
12 Avenue de I'Arche
Faubourg de l'Arche
92419 Courbevoie Cedex
Tel. : 33 1 46 91 84 56
Fax : 33 1 46 91 88 45

Germany

Frankfurt
Topas 1,Mergenthalerallee 77
65760 Eschborn / Frankfurt
Tel. : 49 6196 96940
Fax : 49 6196 9694 200

Stuttgart
Liebknechtstrasse 33
D-70565 Stuttgart
Tel. : 49 711 7811 570
Fax : 49 711 7811 571

Walldorf
SAP Partner Port Office
Altrottstr. 3, 69190 Walldorf
Tel. : 49 6227 73 4350
          49 6227 73 4351
Fax : 49 6227 73 4359

Hong Kong
16F Cheung Kong Centre
2 Queen's Road Central
Central, Hong Kong
Tel. : 852 2297 2231
Fax : 852 2297 0066

Ireland
Ballsbridge Regus Centre
Alexandra House - Sweepstakes
Dublin 4
Ireland
Tel. : 353 1631 9000
Fax : 353 1631 9001

Italy
Via Torino 2
20123 Milano,
Italy
Tel. : 39 02 7254 6456
Fax : 39 02 7254 6400

Japan
Izumi Garden Wing 2F
1-6-3, Roppongi, Minato-ku
Tokyo 106 0032
Tel. : 81 3 5545 3251
Fax : 81 3 5545 3252

Mauritius
4th Floor, B Wing
Ebène Cyber Towers
Reduit , Mauritius
Tel. : 230 401 9200
Fax : 230 464 1318

Norway
Regus Business Centre  Ibsen AS
C.J.Hambros Plass 2C, 1 st Floor,
NO-0164 Oslo, Norway
Phone : + 47 22 99 60 00
Fax     : + 47 22 99 60 10

Sweden
Stureplan 4C, 4tr
114 35, Stockholm, Sweden
Tel. : 46 8 463 1112
Fax : 46 8 463 1114

Switzerland
1st Floor, Badenerstrasse
530 8048, Zurich
Tel. : 41 43 817 4170
Fax : 41 43 817 4150

Geneva
1st Floor, Block G
ICC, Route de Pré-Bois 20
Geneva 1215, Switzerland
Tel. : 41 22 710 7980
Fax : 41 22 710 7989

The Netherlands
Newtonlaan 115
3584 BH Utrecht
Tel. : 31 30 210 6462
Fax : 31 30 210 6860

United Arab Emirates
Z3 Office 11, SAIF Zone
P O Box 8230
Sharjah - UAE
Tel. : 1 971 6557 1068
Fax : 1 971 6557 3768

United Kingdom
14th and 15 th Floor
10 Upper Bank Street
Canary Wharf
London E 14 5NP
United Kingdom
Tel. : 44 20 7715 3300
Fax : 44 20 7715 3301

Room 303 & 314
MWB Business Exchange Centres Ltd
Exchange House
494 Midsummer Boulevard

Central Milton Keynes
MK9 2EA
Tel. : 44 190 825 5500
Fax : 44 190 825 5700

Part First Floor
Wakefield House
Aspect Park
Swindon
Tel. : 44 179 352 3279
Fax : 44 179 35 28766

India

Bangalore
Electronics City , Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Reddy Building, K-310
1st Main, 5th Block Koramangala
Bangalore 560 095
Tel. : 91 80 2553 2591
          91 80 2553 2592
Fax : 91 80 2553 0391

Bhubaneswar
Plot No. E / 4, Info City
Bhubaneswar 751 024
Tel. : 91 674 232 0032
Fax : 91 674 232 0100

Chennai
No.138 Old Mahabalipuram Road
Sholinganallur
Chennai 600 119
Tel. : 91 44 2450 9530 / 40
Fax : 91 44 2450 0390

Mahindra Industrial Park
TP 1/1, Central Avenue
Techno Park SEZ
Mahindra World City
Natham Sub Post, Chengelpet
Kancheepuram District
Chennai 603002
Tel. : 91 44 47411111
Fax : 91 44 47415151

Hyderabad
Survey No. 210
Manikonda Village
Lingampally, Rangareddy (Dist)
Hyderabad 500 019
Tel. : 91 40 2300 5222
Fax : 91 40 2300 5223

Mangalore
Kuloor Ferry Road , Kottara
Mangalore 575 006
Tel. : 91 824 245 1485 / 88
Fax : 91 824 245 1504

Mohali
B 100, Industrial Area
Phase VIII, SAS Nagar
Mohali 160 059
Tel. : 91 172 509 0510
91 172 223 7191
Fax : 91 172 223 7193

Chandigarh
Ground Floor, Block A & B
DLF Building, Plot 22-23,
Rajiv Gandhi Chandigarh
Technology Park
Kishangarh, Mani Majra
Chandigarh 160101
Tel. : 91 172 5021 100
Fax : 91 172 5046 222

Plot No. 8-15,
Rajiv Gandhi Technology Park
Kishangarh (Near Mani Majra)
Chandigarh 160101
Tel. : 91 172 5038 000
Fax : 91 172 5067 251

Mumbai
85, 'C', Mittal Towers
8th Floor, Nariman Point
Mumbai 400 021
Tel. : 91 22 2284 6490
Fax : 91 22 2284 6489

Mysore
No. 350, Hebbal Electronics City
Hootagalli, Mysore 571 186
Tel. : 91 821 240 4101
Fax : 91 821 240 4200

New Delhi
K30, Green Park Main
Behind Green Park Market
New Delhi 110 016
Tel. : 91 11 2651 4829
Fax : 91 11 2685 3366

Pune
Plot No. 1
Rajiv Gandhi Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel. : 91 20 2293 2800
Fax : 91 20 2293 2832

Plot No. 24,
Rajiv Gandhi Infotech Park
Phase-II, Village Man
Taluka Mulshi
Pune 411 057
Tel. : 91 20 3982 7000
Fax : 91 20 3982 8000

Thiruvananthapuram
3rd Floor, Bhavani, Technopark
Thiruvananthapuram 695 581
Tel. : 91 471 270 0888
Fax : 91 471 270 0889

Subsidiaries

Infosys Consulting, Inc.
6100, Tennyson Parkway
Suite 200 , Plano, TX 75024
Tel. : 1 972 770 0450
Fax : 1 972 770 0490

Infosys Technologies ( Australia) Pty. Limited

Melbourne
Level 2 & 3, 484, St. Kilda Road,
Melbourne VIC 3004
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Level 18 & 25
150 Lonsdale Street
Melbourne VIC 3000
Tel. : 61 3 8664 6100
Fax : 61 3 8650 6199

Sydney
Level 4, 77 Pacific Highway
North Sydney NSW 2060
Tel. : 61 2 8912 1500
Fax : 61 2 8912 1555

Infosys Technologies ( China) Co. Ltd.
Bldg No. 24 & 25
Shanghai Pudong Software Park
No. 498, Guoshoujing Road
Pudong New Area
Shanghai 201203
People's Republic of China
Tel. : 86 21 5027 1588
Fax : 86 21 5080 2927

Bldg 18, Capital of Leaders
No.1387 Zhang Dong Road
Zhang Jiang Hi-Technology Park
Pudong New Area
Shanghai 201203
People's Republic of China
Tel. : 86 21 6105 5500
Fax : 86 21 6105 5501

Hangzhou
18F, Huarong Times Mansion,
3880 Jiangnan Avenue,
Binjiang District
Tel. : 0571 28992690
Fax : 0571 28992690

Beijing
14th Floor, IBM Tower
Pacific Century Place
2A Workers Stadium Road
North
Chaoyang District
Beijing 100027
Tel. : 86 10 6539 1095
          86 10 6539 1063
Fax : 86 10 6539 1060

Infosys BPO Limited

Bangalore
Plot No.26/ 3, 26/ 4 and 26/ 6
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 2405
Fax : 91 80 2852 2411

27, SJR Towers
Bannerghatta Road
J. P. Nagar III Phase
Bangalore 560 078
Tel. : 91 80 5103 2000
Fax : 91 80 2658 8676

Pune
Plot No. 1, Building No. 4 Pune
Infotech Park Hinjawadi, Taluka Mulshi
Pune 411 057
Tel. : 91 20 2293 2900 / 22
Fax : 91 20 2293 4540

Jaipur
Plot No. E-142-143
Sitapura Industrial Area
Jaipur - 302022
Tel. : 0141 2771 325
Fax : 0141 2771 325

Gurgaon
The Presidency, 351/2
Mehrauli Gurgaon Road
Gurgaon
Haryana -122001
Tel. : 0124 4267747
          0124 4267748
          0124 4267749

Bridgewater
400 Crossing Boulevard
1st Floor, Bridgewater
NJ 08807, USA
Tel. : 1 908 450 8209
Fax : 1 908 842 0284

United Kingdom
14th Floor, 10 Upper Bank Street
Canary Wharf, London E14 5NP
United Kingdom
Tel. : 44 20 7715 3388
Fax : 44 20 7715 3301

Toronto
C/O Infosys Technologies Ltd
5140, Yonge Street
Suite 1400
Toronto ON M2N 6L7
Tel. : 416 224 7400
Fax : 416 224 7449

Melbourne
Level 2&3, 484
St. Kilda Road Melbourne
VIC 3004
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Czech Republic
4th Floor, 26, 28 & 30
Masarykova Street
Brno 60200, Czech Republic
Tel. : 420 731 146 275
Fax : 420 543 236 349

Holandka 3
63900, Brno
Tel. : 420 542 212 406
          420 516 116 557
Fax : 420 543 236 349

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